Exhibit 99.1 At the Extraordinary General Meeting of Shareholders (the “EGM”) held on June 7, 2022, the Company’s shareholders approved all of the agenda items as proposed by the Board of Directors in the Invitation to the Extraordinary General Meeting as published on May 16, 2022. The Company’s shareholders approved the following matters at the EGM: Item 1 - Creation of a New Share Class (Series B Preferred Shares), Changes to the Common Authorized Share Capital, Creation of a New Series B Preferred Authorized Share Capital and certain related Amendments to the Articles of Association. The shareholders approved the Creation of a New Share Class (Series B Preferred Shares), Changes to the Common Authorized Share Capital, Creation of a New Series B Preferred Authorized Share Capital and certain related Amendments to the Articles of Association. Item 2 - Determination of Class Voting Rights of the Holders of the Series A Preferred Shares and the Holders of the Series B Preferred Shares. The shareholders conferred onto the holders of the Series B Preferred Shares certain class voting rights and approved certain amendments to the class rights of the holders of the Series A Preferred Shares. Item 3 - Changes to Conditional Capital for Convertible Debt. The shareholders approved certain amendments relating to the exclusion or restriction of the shareholders' advance subscription rights in connection with the conditional share capital for the issue of convertible debt instruments. Item 4 - Election of New Directors. The shareholders elected the following members of the Board of Directors for a term until the end of the Annual General Meeting 2022: 4.1 Election of Tom Klein, effective as of the date of entering of the first issuance by the Company of the Series B Preferred Shares in the commercial register of the Canton of Zurich 4.2 Election of Guoming Cheng